United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  April 23, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 23, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, April 23, 2008	www.gruma.com

FIRST-QUARTER 2008 RESULTS

HIGHLIGHTS

  Sales volume increased 3%, resulting from higher volumes in GIMSA, Molinera de Mexico and Gruma Venezuela.

  Net sales sales increased 18%, driven mainly by price increases implemented in most subsidiaries to offset higher raw-material costs.

  EBITDA increased 72%, and EBITDA margin rose to 9.1% from 6.2%. The main driver of the consolidated improvement was GIMSA's EBITDA and, to a lesser extent, Gruma Venezuela and Molinera de Mexico.

  Debt increased  to US$802 million resulting mainly from higher working-capital needs (due to higher raw-material costs), and higher cash balances.

Consolidated Financial Highlights
(Ps millions)

	1Q08	1Q07	VAR (%)
Volume (thousand metric tons)	1,048	1,016	3
Net sales	9,548	8,102	18
Operating income	579	230	152
Operating margin	6.1%	2.8%	330 bp
EBITDA	866	503	72
EBITDA margin	9.1%	6.2%	290 bp
Majority net income	(91)	250	-
ROE (LTM)	11.8%	9.8%	200 bp

Debt
 (US$ millions)

Mar '08	Mar '07	Var	Dec '07	Var
802	642	25%	719	11%

RESULTS OF OPERATIONS
1Q08 vs. 1Q07

Sales volume increased 3% to 1,048 thousand metric tons; this increase was driven mainly by GIMSA, Molinera de Mexico, and Gruma Venezuela.

Net sales increased 18% to Ps.9,548 million due primarily to higher prices in all subsidiaries,-in particular Gruma Venezuela, Gruma Corporation, and Molinera de Mexico-which were implemented to offset higher raw-material costs. Sales from non-Mexican operations constituted 68% of consolidated net sales.

Cost of sales as a percentage of net sales improved to 67.0% from 69.0%, driven mainly by Gruma Venezuela, Molinera de Mexico, and Gruma Corporation. In absolute terms, cost of sales rose 14%, to Ps.6,393 million, due mainly to higher raw-material costs in Gruma Venezuela, Molinera de Mexico, Gruma Corporation, and Gruma Centroamerica.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 27.0% from 28.1%, driven mainly by better absorption due to higher prices in Molinera de Mexico and Gruma Venezuela. In absolute terms, SG&A rose by 13%, to Ps.2,575 million, driven mainly by Gruma Corporation and, to a lesser extent, Gruma Venezuela and Gruma Centroamerica.

Operating income rose 152% to Ps.579 million, and operating margin improved to 6.1% from 2.8%, both results driven mainly by GIMSA and, to a lesser extent, Gruma Venezuela and Molinera de Mexico.

Other expense, net, was Ps.29 million, compared with income of Ps.66 million in the same period of 2007. This change was due mainly to the gain on the sale of GFNORTE (Banorte) shares during 1Q07.

Comprehensive financing income, net, was Ps.678 million versus Ps.45 million in first quarter 2007. The increase resulted mainly from non-cash losses on currency derivatives instruments, which represented a negative mark-to-market value of approximately US$73 million.

GRUMA's share of net income in unconsolidated associated companies (e.g., Banorte) totaled Ps.167 million, 28% higher than in first quarter 2007.

Taxes  amounted to Ps.22 million, compared with Ps.120 million in first quarter 2007, due mainly to lower pre-tax income in connection with the non-cash losses on the currency derivatives.

GRUMA's total net income was Ps 18 million, 93% lower than in first quarter 2007 due mainly to the aforementioned non-cash losses on currency derivatives. GRUMA's majority net loss was Ps.91 million, compared to a majority net income of Ps. 250 million in the same period of 2007.

FINANCIAL POSITION
March 2008 vs. March 2007

Balance-Sheet Highlights	Total assets were Ps.35,946 million, an increase of 12%, driven mainly by increases in (1) inventories as a result of higher inventory levels in GIMSA and higher raw-material costs in Gruma Corporation; and (2) property, plant and equipment, net, due to upgrades and capacity expansions.

Total liabilities were Ps.18,005 million, an increase of 25%, driven largely by higher debt due to (1) higher working-capital requirements related mainly to higher raw-material costs and higher inventory levels, and (2) higher cash balances; and higher other accounts payable in connection with provisions related to the mark-to-market losses on the currency derivatives.

Stockholders' equity totaled Ps.17,942 million, 2% higher than at the end of first quarter 2007.
Debt Profile	GRUMA's debt amounted to US$802 million, of which approximately 92% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2008	2009	2010	2011	2012	2013...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility			250.0				250.0
Gruma Corp.'s revolving facility				74.0			74.0
7.96% senior notes	1.2	10.5					11.7
Other	117.8	36.3	10.7	1.0	0.4		166.2
TOTAL	119.0	46.8	260.7	75.0	0.4	300.0	801.9

Debt Ratios

	1Q08	4Q07	1Q07
Debt Ratios (last twelve months)
Debt/EBITDA	2.6	2.6	2.5
EBITDA/interest expense	2.7	5.6	3.9

Others Ratios

Operational Ratios	1Q08	4Q07	1Q07
Accounts receivable outstanding (days to sales)	39	38	44
Inventory turnover (days to cost of sales)	87	77	65
Net working capital turnover (days to sales)	57	57	59
Asset turnover (total assets to sales)	0.9	0.9	1.0
Profitability Ratios(%)
ROA	6.2	7.1	5.4
ROE	11.8	13.2	9.8
ROIC	8.9	8.4	7.1

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled Ps.494 million during first quarter 2008. Major investments were applied to the construction of a tortilla plant in California and one in Australia, capacity expansions and upgrades in Gruma Corporation, and the construction of a wheat mill in Venezuela.

RECENT DEVELOPMENTS

Rights Offer

On April 11, the shareholders' meeting approved a rights offering for up to US$200 million in order to strengthen the financial structure of the company. This equity issue will allow GRUMA to reduce debt and improve its debt ratios in order to maintain its investment-grade status. The price approved for the subscription of the new shares is Ps.25.55 per share; the subscription period starts on April 24, 2008 and will end on May 8, 2008.

Currency Derivatives

As we announced on April 11, 2008, GRUMA has entered into currency derivative instruments that cover varying periods of time and have varying pricing provisions. GRUMA accounts for these currency derivatives instruments using the mark-to-market accounting method. As of March 31, 2008, these instruments represented a negative mark-to-market value of approximately US$73 million. The mark-to-market unrealized loss represents a non-cash loss. The mark-to-market value of these instruments may decrease or increase prior to the settlement date of the instruments.

SUBSIDIARY RESULTS
1Q08 vs. 1Q07

Gruma Corporation

Sales volume decreased 1% due to lower sales volume in Europe and, to a lesser extent, lower corn flour sales volume in the United States; sales volume in the U.S. tortilla business remained flat.

Net sales grew 11%, to Ps.4,524 million, due to price increases during last year in the U.S. corn flour and tortilla businesses and, to a lesser extent, in the European operations.

Cost of sales as a percentage of net sales improved to 59.9% from 60.4% due mainly to better absorption. In absolute terms, cost of sales increased 10% due mainly to the higher cost of raw materials (in particular wheat flour, corn, shortening, and oils) and, to a lesser extent, higher (1) fuel costs, (2) fixed manufacturing costs related mainly to capacity upgrades, (3) warehousing capacity, and (4) wages.

SG&A as a percentage of net sales increased to 35.3% from 34.7% due to increased advertising in the U.S. corn flour business. In absolute terms, SG&A increased 13% due to (1) higher commissions to distributors in connection with higher prices and new distribution routes in the Northeast, Florida, and the outskirts of Chicago; and (2) increased promotion and advertising.

Operating income as a percentage of net sales decreased slightly, to 4.8% from 4.9%, resulting mainly from higher SG&A. In absolute terms, operating income increased 9% to Ps.217 million in connection with the aforementioned price increases.

GIMSA

Sales volume increased 3% to 437 thousand metric tons during first quarter 2008. Corn flour sales volume increased 4% to 402 thousand metric tons. This increase was a result of (1) higher sales to tortilla manufacturers in connection with the conversion from the traditional method to the corn flour method, and (2) market-share gains within the corn flour industry. The sales volume of other products decreased 6% to 35 thousand metric tons in connection with the discontinuation of GIMSA's tortilla business.

Net sales increased 5% to Ps.2,179 million due mainly to higher volumes and higher wheat flour prices implemented to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 73.3% from 81.9%, and in absolute terms, cost of sales declined 6%, due primarily to the support by the Mexican government's corn commercialization program, which was not in effect in first quarter 2007.

In January 2007, the Mexican government and several participants in the corn, corn flour, and tortilla supply chain entered into agreements to set prices for corn and related products to avoid significant increases in the price of tortillas. As a result, GIMSA agreed to a nationwide corn flour price in the amount of Ps.5 thousand per metric ton until the end of April 2007. On April 25, 2007, the Mexican government announced a second agreement that extended the term through August 15, 2007. We continued to hold corn flour at this price through March 2008, and we will continue to do so until the end of May 2008.

SG&A as a percentage of net sales increased slightly, to 16.3% from 16.2%. In absolute terms, SG&A increased 6% due mainly to higher advertising expenses and, to a lesser extent, to higher commissions from higher sales and higher wages.

Operating income as a percentage of net sales increased to 10.4% from 1.9%, and in absolute terms, operating income increased 460% to Ps.226 million due to the aforementioned support by the Mexican government program for the commercialization of corn.

For additional information, please see GIMSA ''First-Quarter 2008 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 9% due to higher corn flour volume in connection with a shortage of corn flour in the market stemming from price controls.

Net sales increased 66% due mainly to higher prices implemented to compensate for (1) higher raw-material costs, in particular for wheat flour; and, to a lesser extent, (2) the aforementioned higher sales volume.

Cost of sales as a percentage of net sales improved to 76.5% from 81.2% due to better absorption. In absolute terms, cost of sales increased 57% mainly as a result of higher raw-material costs and, to a lesser extent, the aforementioned higher sales volume, higher packaging costs, and general salary increases.

SG&A as a percentage of net sales improved to 17.2% from 20.4%, due to better absorption. In absolute terms, SG&A rose 40% due mainly to higher freight tariffs and general salary increases.

Operating income was Ps.78 million, compared with an operating loss of Ps.12 million in first quarter 2007. Operating margin increased to 6.3% from a negative 1.7% in first quarter 2007.

Molinera de Mexico

Sales volume increased 10% as a result of customers' build-up of inventories in anticipation of price increases.

Net sales increased 57% to Ps.936 million due to higher sales volume and price increases implemented to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 77.3% from 81.8% due to higher prices, which more than offset the increase in wheat costs. GRUMA had large positions in wheat that were below market prices. In absolute terms, cost of sales grew 48% in connection with higher wheat costs.

SG&A as a percentage of net sales improved to 12.6% from 17.4% due to better absorption. In absolute terms, SG&A increased 14% due mainly to (1) higher freight expenses in connection with higher sales volume, and (2) increased advertising.

Operating income increased to Ps.94 million versus Ps.4 million in first quarter 2007. Operating margin improved to 10.1% from 0.7% in first quarter 2007. Improvements were due to price increases, which more than offset higher wheat costs and contributed to better absorption.

Gruma Centroamerica

Sales volume remained flat.

Net sales increased 22% to Ps.527 million due mainly to higher corn flour and tortilla prices implemented to compensate for higher raw-material costs, and also due to higher rice and snack prices.

Cost of sales as a percentage of net sales increased to 72.7% from 71.1% due to higher cost of corn and, to a lesser extent, rice and raw-materials for snacks; these costs have not been fully absorbed through price increases. In absolute terms, cost of sales increased 24% due mainly to the aforementioned cost increases.

SG&A as a percentage of net sales increased slightly, to 26.7% from 26.3%, and in absolute terms, increased 23%, in both cases due mainly to higher administrative expenses.

Operating income was Ps.3 million, 74% less than in first quarter 2007. Operating margin decreased to 0.5% from 2.6%.

Other and Eliminations	Operating loss was Ps.38 million compared with operating loss of Ps.13 million in first quarter 2007.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. It defines the economic environments which affect an entity, which can be:

  Inflationary - when the accumulated inflation of three prior years is equal or greater than 26%.

  Not inflationary - when the accumulated inflation of three prior years is minor to 26%

Based on the foregoing, the consolidated figures are determined as follows:

  The figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates

  Once figures previously mentioned are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of the period.

  The figures for subsidiaries in Mexico, United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008.

  Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

  For comparability purposes, the 2007 consolidated figures are presented in constant Mexican pesos as of December 31, 2007.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.10.65/dollar as of March 31, 2008. The differences between the accounting principles generally accepted in Mexico and US GAAP, and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations''.

ABOUT GRUMA

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 91 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS				
		1Q08	1Q07	VAR (%)	4Q07	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**322**	325	(1)	338	(5)
Corn flour, tortillas, and other	NET SALES	**4,524**	4,079	11	4,433	2
	GROSS PROFIT	**1,816**	1,615	12	1,771	3
	Gross Margin	**40.1%**	39.6%		40.0%	
	OPERATING INCOME	**217**	199	9	285	(24)
	Operating Margin	**4.8%**	4.9%		6.4%	
	EBITDA	**384**	349	10	454	(15)
	EBITDA Margin	**8.5%**	8.6%		10.2%	
GIMSA	SALES VOLUME (thousand metric tons)	**438**	423	3	448	(2)
Corn flour, tortillas, and other	NET SALES	**2,179**	2,074	5	2,245	(3)
	GROSS PROFIT	**582**	376	55	613	(5)
	Gross Margin	**26.7%**	18.1%		27.3%	
	OPERATING INCOME	**226**	40	460	256	(12)
	Operating Margin	**10.4%**	1.9%		11.4%	
	EBITDA	**294**	104	182	314	(6)
	EBITDA Margin	**13.5%**	5.0%		14.0%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**118**	109	9	122	(3)
Corn flour, wheat flour, and other	NET SALES	**1,223**	735	66	1,327	(8)
	GROSS PROFIT	**288**	138	109	331	(13)
	Gross Margin	**23.5%**	18.8%		24.9%	
	OPERATING INCOME	**78**	(12)	738	55	41
	Operating Margin	**6.3%**	(1.7%)		4.2%	
	EBITDA	**101**	8	1,189	85	19
	EBITDA Margin	**8.3%**	1.1%		6.4%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**129**	118	10	123	6
Wheat flour	NET SALES	**936**	595	57	817	14
	GROSS PROFIT	**212**	108	96	178	19
	Gross Margin	**22.7%**	18.2%		21.8%	
	OPERATING INCOME	**94**	4	2,070	66	43
	Operating Margin	**10.1%**	0.7%		8.1%	
	EBITDA	**107**	18	496	76	40
	EBITDA Margin	**11.4%**	3.0%		9.4%	
GRUMA CENTROAMÉRICA	SALES VOLUME (thousand metric tons)	**51**	51	0	57	(11)
Corn flour and other	NET SALES	**527**	434	22	591	(11)
	GROSS PROFIT	**144**	125	15	182	(21)
	Gross Margin	**27.3%**	28.9%		30.8%	
	OPERATING INCOME	**3**	11	(74)	50	(94)
	Operating Margin	**0.5%**	2.6%		8.5%	
	EBITDA	**17**	25	(30)	68	(75)
	EBITDA Margin	**3.3%**	5.8%		11.5%	
OTHER & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(11)**	(9)	(15)	(14)	24
	NET SALES	**159**	185	(14)	362	(56)
	GROSS PROFIT	**113**	145	(22)	232	(51)
	Gross Margin	71.1%	78.4%		64.1%	
	OPERATING INCOME	**(38)**	(13)	(192)	28	(236)
	Operating Margin	(23.9%)	(7.0%)		7.7%	
	EBITDA	**(38)**	(2)	(1,800)	11	(445)
	EBITDA Margin	(23.9%)	(1.1%)		3.0%	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,048**	1,016	3	1,074	(2)
	NET SALES	**9,548**	8,102	18	9,775	(2)
	GROSS PROFIT	**3,154**	2,508	26	3,308	(5)
	Gross Margin	**33.0%**	31.0%		33.8%	
	OPERATING INCOME	**579**	230	152	740	(22)
	Operating Margin	**6.1%**	2.8%		7.6%	
	EBITDA	**866**	503	72	1,008	(14)
	EBITDA Margin	**9.1%**	6.2%		10.3%	

[1] Convenience translation. For further details see "Accounting Procedures".

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **01** YEAR: **2008**

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	35,946,483	100	31,997,368	100
s02	**CURRENT ASSETS**	13,658,011	38	10,689,467	33
s03	CASH AND SHORT-TERM INVESTMENTS	999,911	3	656,898	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,139,639	12	3,961,836	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,818,091	5	1,601,489	5
s06	INVENTORIES	6,241,660	17	4,066,111	13
s07	OTHER CURRENT ASSETS	458,710	1	403,133	1
s08	**LONG-TERM**	3,185,836	9	3,078,870	10
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	153,966	0	106,584	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,025,560	8	2,967,455	9
s11	OTHER INVESTMENTS	6,310	0	4,831	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	16,316,349	45	15,429,053	48
s13	LAND AND BUILDINGS	6,906,162	19	6,645,036	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	20,312,627	57	19,069,243	60
s15	OTHER EQUIPMENT	798,873	2	933,930	3
s16	ACCUMULATED DEPRECIATION	13,066,836	36	12,426,248	39
s17	CONSTRUCTION IN PROGRESS	1,365,523	4	1,207,092	4
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	2,752,809	8	2,774,086	9
s19	**OTHER ASSETS**	33,478	0	25,892	0
s20	**TOTAL LIABILITIES**	18,004,613	100	14,405,047	100
s21	**CURRENT LIABILITIES**	7,990,051	44	5,667,206	39
s22	SUPPLIERS	3,045,811	17	2,486,957	17
s23	BANK LOANS	1,411,951	8	953,461	7
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	39,513	0	58,257	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,492,776	19	2,168,531	15
s27	**LONG-TERM LIABILITIES**	7,128,373	40	6,271,125	44
s28	BANK LOANS	7,128,373	40	6,271,125	44
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	2,886,189	16	2,466,716	17
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	17,941,870	100	17,592,321	100
s34	**MINORITY INTEREST**	2,930,264	16	2,808,555	16
s35	**MAJORITY INTEREST**	15,011,606	84	14,783,766	84
s36	**CONTRIBUTED CAPITAL**	6,962,485	39	7,030,771	40
s79	CAPITAL STOCK	4,830,062	27	4,880,142	28
s39	PREMIUM ON ISSUANCE OF SHARES	2,132,423	12	2,150,629	12
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	8,049,121	45	7,752,995	44
s42	RETAINED EARNINGS AND CAPITAL RESERVES	6,750,599	38	8,402,184	48
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,298,522	7	-649,189	-4
s80	SHARES REPURCHASED	0	0	0	0

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **01** YEAR: **2008**
GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**999,911**	**100**	**656,898**	**100**
s46	CASH	639,218	64	237,332	36
s47	SHORT-TERM INVESTMENTS	360,693	36	419,566	64
s07	**OTHER CURRENT ASSETS**	**458,710**	**100**	**403,133**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	458,710	100	403,133	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**2,752,809**	**100**	**2,774,086**	**100**
s48	DEFERRED EXPENSES (NET)	830,091	30	898,482	32
s49	GOODWILL	1,922,718	70	1,875,604	68
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**33,478**	**100**	**25,892**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	33,478	100	25,892	100
s21	**CURRENT LIABILITIES**	**7,990,051**	**100**	**5,667,206**	**100**
s52	FOREIGN CURRENCY LIABILITIES	6,007,318	75	4,958,013	87
s53	MEXICAN PESOS LIABILITIES	1,982,733	25	709,193	13
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**3,492,776**	**100**	**2,168,531**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	56,574	2	84,376	4
s68	PROVISIONS	367,537	11	257,521	12
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	3,068,665	88	1,826,634	84
s27	**LONG-TERM LIABILITIES**	**7,128,373**	**100**	**6,271,125**	**100**
s59	FOREIGN CURRENCY LIABILITIES	7,060,746	99	6,215,094	99
s60	MEXICAN PESOS LIABILITIES	67,627	1	56,031	1
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,886,189**	**100**	**2,466,716**	**100**
s66	DEFERRED TAXES	2,563,738	89	1,797,915	73
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	81,584	3	62,224	3
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	240,867	8	606,577	25
s79	**CAPITAL STOCK**	**4,830,062**	**100**	**4,880,142**	**100**
s37	CAPITAL STOCK (NOMINAL)	4,830,062	100	4,880,142	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

STOCK EXCHANGE CODE: **GRUMA** QUARTER: 01 YEAR: 2008

GRUMA, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**787,768**	**225,889**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	309,737	303,883
c41	+ (-) OTHER ITEMS	478,031	-77,994
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-613,819**	**-469,690**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-393,606	-325,889
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-731,943	-308,183
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-164,365	-65,109
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	366,458	123,072
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	309,637	106,419
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**841,537**	**408,439**
c23	+ BANK FINANCING	385,813	27,922
c24	+ STOCK MARKET FINANCING	721,449	863,530
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	-265,725	-483,013
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-2,286**	**547**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-2,286	547
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-511,892**	**-369,931**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	2,305	39,113
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-494,288	-491,405
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	43,304	36,201
c39	+ (-) OTHER ITEMS	-63,213	46,160

STOCK EXCHANGE CODE: **GRUMA** QUARTER: 01 YEAR: 2008
GRUMA, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Previous Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	0.19	%	3.24	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	12.60	%	0.00	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	5.94	%	0.00	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	483.08	%	19.36	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.04	times	0.00	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	2.28	times	0.00	times
p08	INVENTORIES TURNOVER (**)	4.00	times	5.03	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	34	days	38	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.50	%	8.89	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	50.09	%	45.02	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.00	times	0.82	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	73.75	%	81.34	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	45.66	%	44.98	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	0.70	times	1.56	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.07	times	0.00	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.71	times	1.89	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.93	times	1.17	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.76	times	0.74	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	12.51	%	11.59	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.44	%	6.02	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-6.43	%	-5.80	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	0.23	times	0.13	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.27	%	99.87	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-0.27	%	0.13	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	96.56	%	132.84	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.